-Press Release-

GALIL MEDICAL, AN ELRON SUBSIDIARY, AND AMERSHAM COMPLETE
MERGER OF UROLOGY THERAPY AND BRACHYTHERAPY UNITS.

Tel Aviv, July 2, 2003 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today announced that the merger of the urology business of Galil Medical Ltd., an Elron subsidiary, and the brachytherapy business of Amersham plc (LSE, NYSE, OSE: AHM) — originally announced on April 22, 2003 — was completed on schedule, yesterday. The newly incorporated company will operate under the corporate identity ONCURA of which Galil will hold a 25 percent ownership interest.

ONCURA combines Amersham’s global leadership in brachytherapy with Galil’s innovative cryotherapy technology. Brachytherapy involves the placement of radioactive seeds in the prostate, sparing patients from the more invasive radical prostatectomy surgery. Cryotherapy is a rapidly growing minimally invasive hyper-cooling treatment that enables rapid and controlled destruction of cancerous tissue. The combination of the leading products in these two segments will position ONCURA as a unique provider of minimally invasive options across the spectrum of prostate cancer.

The new company, headquartered in the United States, will have a major global presence in the treatment of prostate cancer, offering physicians and patients a broad choice of minimally invasive treatment options for use in individuals with early, as well as more advanced and recurrent stages of prostate cancer. It will also offer the option of cryotherapy for the treatment of kidney cancer.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:
Tal Raz Elron Electronic Industries Ltd. Tel. 972-3-6075555 raz@elron.net	Marilena LaRosa The Anne McBride Company Tel: 212-983-1702 mlarosa@annemcbride.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.